CLASSAPPS, LLC

Unaudited Financial Statements For Year Ended December 31, 2017

January 31, 2018



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
ClassApps, LLC
Kansas City, MO

We have reviewed the accompanying balance sheet of ClassApps, LLC as of September 30, 2017, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 1, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CLASSAPPS LLC
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

CURRENT ASSETS

Cash	$	1,644
Accounts Receivable		41,729
Due from Affiliate		7,572
TOTAL CURRENT ASSETS		50,945

NON-CURRENT ASSETS

Software, Net	105,556
Intellectual Property	50,000
TOTAL NON-CURRENT ASSETS	155,556
TOTAL ASSETS	206,501

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	29,108
Accrued Expenses	1,040
Payroll Taxes Payable	4,235
Short Term Loan	11,211
Unearned Revenue	115,598
TOTAL CURRENT LIABILITIES	161,192
TOTAL LIABILITIES	161,192

MEMBER'S EQUITY

Contributed Capital	206,633
Retained Earnings (Deficit)	(161,323)
TOTAL MEMBER'S EQUITY	45,310
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 206,501

CLASSAPPS LLC
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Income		
Sales	$	203,711
Cost of Sales		57,879
Gross Profit		145,832
Operating Expense		
Payroll		128,098
General & Adminstrative		97,253
Rent		36,960
Amortization		33,333
Advertising		11,511
		307,155
Net Income from Operations		(161,323)
Net Income	$	(161,323)


CLASSAPPS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____


Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(161,323)
Change in Accounts Receivable		(41,729)
Change in Amount Due from Affiliate		(7,572)
Change in Unearned Revenue		115,598
Change in Accounts Payable		40,319
Change in Accrued Expenses		1,040
Change in Payroll Taxes Payable		4,235
Change in Amortization		33,333
Net Cash Flows From Operating Activities		(16,100)

Cash Flows From Investing Activities

Change in Software	(138,889)
Change in Goodwill	(50,000)
Net Cash Flows From Investing Activities	(188,889)

Cash Flows From Financing Activities

Change in Contributed Capital	206,633
Net Cash Flows From Investing Activities	206,633

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		1,645
Cash at End of Period	$	1,645

CLASSAPPS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Starting Equity	$	-
Member Contributions		206,633
Net Income		(161,323)
Ending Equity	$	45,310

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

ClassApps, LLC ("the Company") is a limited liability company organized under the laws of the State of Missouri. The Company develops and sells software as a service ("SaaS").

The Company will conduct an equity crowdfund offering during first quarter of 2018, for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Software

In 2017, the Company acquired certain assets of Atomic Design, LLC, whose assets consisted of software rights, and related source code. The Company will amortize the software over management's estimate of its useful life.

Intellectual Property

The Company capitalized intellectual property related to its 2017 acquisition of certain assets of Atomic Design, LLC. Intellectual property has an indefinite useful life. Management tests intellectual property for impairment on at least an annual basis. As of September 30, 2017, the Company recognized no impairment loss related to intellectual property.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue includes income from delivery of software as a service.

Rent

The Company occupies office space under a non-cancellable operating lease agreement. The agreement expires at the end of December 2018. Future minimum payments due under the lease amount toCla $36,960 in 2018.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of Missouri. The Company has elected subchapter S corporation treatment for federal income tax purposes. All items of income and expense are passed to the members of the Company and reported on their individual returns.

NOTE C- DEBT

In 2017, the Company entered into a short term loan agreement to borrow cash for the purpose of funding continuing operations (the "Short Term Loan"). The Short Term Loan has a 26 week amortization period, accrues interest at the rate of 10% per annum, and requires weekly payments of principal and accrued interest. The Short Term Loan will be repaid in full in April of 2018.

NOTE D- LLC MEMBER LIABILITY

ClassApps, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 31, 2018, the date that the financial statements were available to be issued.